UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34046

WESTERN MIDSTREAM OPERATING, LP

(Exact name of registrant as specified in its charter)

1201 Lake Robbins Drive

The Woodlands, Texas

(832) 636-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests of Western Midstream Operating, LP

(Title of each class of securities covered by this Form)

5.375% Senior Notes due 2021

4.000% Senior Notes due 2022

5.450% Senior Notes due 2044

3.950% Senior Notes due 2025

4.650% Senior Notes due 2026

4.500% Senior Notes due 2028

5.300% Senior Notes due 2048

4.750% Senior Notes due 2028

5.500% Senior Notes due 2048

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Midstream Operating, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WESTERN MIDSTREAM OPERATING, LP

By:	Western Midstream Operating GP, LLC, its general partner

By:	/s/ Robin H. Fielder
Name:	Robin H. Fielder
Title:	President and Chief Financial Officer
Date:	March 11, 2019